UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2*

      Community Bancshares Inc.
(Name of Issuer)

      Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

      20343H-10-6
(CUSIP Number)

John Wilson Spence, III
Financial Junk, LLC
General Partner
Spence Limited, L.P.
P.O. Box 505
Blakely, Georgia 39823
               (615) 383-2654
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Tracy A. Powell, Esq.
Sherrard & Roe, PLC
424 Church Street, Suite 2000
Nashville, Tennessee 37219

            May 19, 2006
(Date of Event Which Requires
Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)
CUSIP No.  20343H-10-6

______________________________________________________________________________________________________

1. Name of Reporting Person and I.R.S. Identification Number

Spence Limited, L.P.

_______________________________________________________________________________________________________

2. Check the Appropriate Row if a member of a Group (See Instructions)

(a)
(b)

N/A
_______________________________________________________________________________________________________

3. SEC Use Only

_______________________________________________________________________________________________________

4. Source of Funds

N/A

_______________________________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_______________________________________________________________________________________________________

6. Citizenship or Place of Organization

Georgia

_______________________________________________________________________________________________________

Number of shares Beneficially by Owned by Each Reporting Person with:
7.    Sole Voting Power:                                       0
_____________________________________________
8.    Shared Voting Power:                        589,968
_____________________________________________
9.    Sole Dispositive Power:                               0
_____________________________________________
10.  Shared Dispositive Power:                589,968
_____________________________________________

______________________________________________________________________________________________________

11. Aggregate Amount Beneficially Owned By Each Reporting Person

589,968

______________________________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
_____________________________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)

6.8%

_____________________________________________________________________________________________________

14. Type of Reporting Person

PN

_____________________________________________________________________________________________________

CUSIP No.  20343H-10-6
____________________________________________________________________________________________________

1. Name of Reporting Person and I.R.S. Identification Number

Financial Junk, LLC

____________________________________________________________________________________________________

2. Check the Appropriate Row if a member of a Group (See Instructions)

(a)
(b)

N/A
____________________________________________________________________________________________________

3. SEC Use Only

____________________________________________________________________________________________________

4. Source of Funds

N/A

____________________________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

____________________________________________________________________________________________________

6. Citizenship or Place of Organization

Georgia

____________________________________________________________________________________________________

Number of shares Beneficially by Owned by Each Reporting Person with:
7.    Sole Voting Power:                              0
______________________________________________
8.    Shared Voting Power:               589,968
______________________________________________
9.    Sole Dispositive Power:                      0
______________________________________________
10.  Shared Dispositive Power:       589,968
______________________________________________

_________________________________________________________________________________________________

11. Aggregate Amount Beneficially Owned By Each Reporting Person

589,968

_________________________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
_________________________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)

6.8%

_________________________________________________________________________________________________

14. Type of Reporting Person

OO

_________________________________________________________________________________________________

CUSIP No.  20343H-10-6
_________________________________________________________________________________________________

1. Name of Reporting Person and I.R.S. Identification Number

John W. Spence, III

_________________________________________________________________________________________________

2. Check the Appropriate Row if a member of a Group (See Instructions)

(a)
(b)

N/A
_________________________________________________________________________________________________

3. SEC Use Only

_________________________________________________________________________________________________

4. Source of Funds

N/A

_________________________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

_________________________________________________________________________________________________

6. Citizenship or Place of Organization

United States

_________________________________________________________________________________________________

Number of shares Beneficially by Owned by Each Reporting Person with:
7.    Sole Voting Power:                                0
______________________________________________
8.    Shared Voting Power:                589,968
______________________________________________
9.    Sole Dispositive Power:                       0
______________________________________________
10.  Shared Dispositive Power:        589,968
______________________________________________

_______________________________________________________________________________________________

11. Aggregate Amount Beneficially Owned By Each Reporting Person

589,968

_______________________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
_______________________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)

6.8%

_______________________________________________________________________________________________

14. Type of Reporting Person

IN

_______________________________________________________________________________________________

CUSIP No.  20343H-10-6
________________________________________________________________________________________________

1. Name of Reporting Person and I.R.S. Identification Number

Gerald J. Bruner

________________________________________________________________________________________________

2. Check the Appropriate Row if a member of a Group (See Instructions)

(a)
(b)

N/A
________________________________________________________________________________________________

3. SEC Use Only

________________________________________________________________________________________________

4. Source of Funds

N/A

________________________________________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

________________________________________________________________________________________________

6. Citizenship or Place of Organization

United States

________________________________________________________________________________________________

Number of shares Beneficially by Owned by Each Reporting Person with:
7.    Sole Voting Power:                              0
______________________________________________
8.    Shared Voting Power:               589,968
______________________________________________
9.    Sole Dispositive Power:                      0
______________________________________________
10.  Shared Dispositive Power:       589,968
______________________________________________

_______________________________________________________________________________________________

11. Aggregate Amount Beneficially Owned By Each Reporting Person

589,968

_______________________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
_______________________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)

6.8%

_______________________________________________________________________________________________

14. Type of Reporting Person

IN

_______________________________________________________________________________________________

This Amendment No. 2 amends and supplements Amendment No. 1 to the Statement on Schedule 13D previously filed on March 17, 2004, by John Wilson Spence, III, Financial Junk, LLC, and Spence Limited, L.P., regarding the ownership of the common stock of Community Bancshares Inc., a Delaware corporation, with its principal executive office at 68149 Main Street, Blountsville, Alabama 35031.

Unless specifically amended hereby, the disclosures set forth in the Schedule 13D, as amended, shall remain unchanged.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by deleting in its entirety and substituting therefore the following:

Spence Limited, L.P. by its general partner has disposed of 157,602 shares of Community Bancshares Inc. common stock since May 19, 2006, in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose of effect.

Spence Limited, L.P. may make additional purchases or dispositions of Community Bancshares Inc.’s common stock, although it currently does not have plans to do so. Except as noted in this Schedule 13D, neither Spence Limited, L.P., Financial Junk, LLC, Mr. John Wilson Spence, III or Mr. Gerald Bruner has any plans or proposals relating to, or that could result in, any of the matters set forth in paragraphs (b) through (j) inclusive, of Item (4) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting in its entirety and substituting therefore the following:

(a) The aggregate number of shares of the common stock of Community Bancshares Inc. beneficially owned by Spence Limited, L.P., Financial Junk, LLC, Mr. Spence, and Mr. Bruner for the purposes of this Statement is 589,968 shares representing approximately 6.8% of the outstanding shares of common stock of Community Bancshares Inc.

(b) (i) The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock. The number of shares of the common stock of Community Bancshares Inc. as to which Spence Limited, L.P. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 589,968 shares of the common stock.

(ii) The number of shares of the common stock of Community Bancshares Inc. as to which Financial Junk, LLC. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock. The number of shares of the common stock of Community

Bancshares Inc. as to which Financial Junk, LLC. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 589,968 shares of the common stock.

(iii) The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock. The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Spence has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 589,968 shares of the common stock.

(iv) The number of shares of the common stock of Community Bancshares Inc., as to which Mr. Bruner has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock. The number of shares of the common stock of Community Bancshares Inc. as to which Mr. Bruner has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 589,968 shares of the common stock.

(c) Spence Limited, L.P., sold in open market transactions a total of 157,602 shares of Community Bancshares Inc. common stock since May 19, 2006, as described below:

DATE	TRANSACTION	PER SHARE SALE PRICE ($)	AGGREGATE SALE PRICE ($)
05/19/06	Sold 100,000 shares	9.70	969,970.06
06/14/06	Sold 5,000 shares	9.83	49,198.48
06/19/06	Sold 18,102 shares	9.74	178,299.19
06/29/06	Sold 18,000 shares	9.87	177,690.51
06/30/06	Sold 6,500 shares	9.90	64,351.26
08/14/06	Sold 10,000 shares	9.85	98,500.00
	TOTAL		1,538,009.50

(Remainder of Page Intentionally Left Blank)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 22, 2006

SPENCE LIMITED, L.P.

By:/s/ Gerald J. Bruner
            Manager, Financial Junk, LLC
            General Partner

FINANCIAL JUNK, LLC

By:/s/ Gerald J. Bruner
            Manager

JOHN WILSON SPENCE, III

/s/ John Wilson Spence, III

GERALD J. BRUNER

/s/ Gerald J. Bruner